UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 12, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Audited financial results for the year ended
30 June 2016

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the company")

AUDITED FINANCIAL RESULTS
for the year ended 30 June 2016

Sasol is an international integrated chemicals and energy company that leverages
technologies and expertise of our 30 100 people working in 33 countries. We develop and
commercialise technologies, and build and operate world-scale facilities to produce a range
of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

2016 PERFORMANCE OVERVIEW

- Solid operational performance across most of the value chain
- Record production volumes at Secunda Synfuels Operations
- Normalised sales volumes
  - Performance Chemicals up 1,8%, Base Chemicals down 2,6%
  - Liquid fuels remained flat, 2% up on market guidance
- Business Performance Enhancement Programme delivered
  - Sustainable actual cost savings of R4,5bn
  - Updated target exit run rate of R5,4bn by 2018
- Response Plan cash savings exceeding expectations
  - R28bn cash savings delivered for the year
  - R12bn above 2016 target
  - Updated sustainable savings target to R2,5bn by 2019, up R1bn
- Lake Charles Chemicals Project 50% complete
  - Addressing challenges with projection execution
  - Significantly sharpened focus on cost and schedule delivery, following the increase in project
    cost to US$11bn
- Headline earnings per share down 17% to R41,40, despite an average 25% decline in Rand oil prices
- Safety Recordable Case Rate (RCR), excluding illnesses, improved to 0,29, regrettably two fatalities*
- Normalised cash fixed costs down 8,1% in real terms
- Liquid fuels BEE partner, Tshwarisano, investment now fully unencumbered
- Direct and indirect taxes paid to South African Government R36,8 billion

* Subsequent to 30 June 2016, we experienced three tragic fatalities of which two were due to motor
  vehicle accidents on public roads. Management has implemented focused interventions to ensure
  safe operations.

Segment report
for the year ended 30 June

Turnover R million				Operating profit/(loss) R million		
2014	2015	2016	Segment analysis	2016	2015	2014
19 342	20 859	21 186	Operating Business Units	(6 975)	1 173	(3 527)
14 134	15 687	16 975	Mining	4 739	4 343	2 453
			Exploration and Production			
5 208	5 172	4 211	International	(11 714)	(3 170)	(5 980)
204 666	187 312	173 042	Strategic Business Units	29 831	45 448	50 013
86 052	75 800	64 341	Energy	14 069	22 526	31 423
45 040	39 728	35 067	Base Chemicals	4 486	10 208	6 742
73 574	71 784	73 634	Performance Chemicals	11 276	12 714	11 848
53	221	108	Group Functions	1 383	(72)	(668)
224 061	208 392	194 336	Group performance	24 239	46 549	45 818
(21 378)	(23 126)	(21 394)	Intersegmental turnover			
202 683	185 266	172 942	External turnover			

Overview

In 2016, we continued to adapt to a tough operating environment created by the further dramatic drop
in global oil and commodity prices. We have seen oil prices drop to as low as US$27 per barrel (/bbl) in
January 2016 and somewhat recovering to US$48/bbl by June 2016. As anticipated, commodity chemical
prices also followed the declining trend of global oil prices.

The work we have undertaken since 2012 to reposition Sasol and sustainably reduce our cost base proved
invaluable, as it allowed us to sustainably withstand a lower for much longer oil price environment. We have
further intensified and increased the targets of our low oil price Response Plan (RP) to make our business
even more resilient in the short-term, without compromising on safety and the operational integrity of our
operations. The current low oil price environment has however, as expected, impacted our financial results,
as well as those of our competitors.

While global oil prices are beyond our control, we have performed strongly on the factors within our
control. We delivered a solid set of production volumes across most of the value chain, contained cost
increases to well below inflation and heightened our focus on the delivery of capital projects.

Notwithstanding the uncertain global markets and volatile macroeconomic environment, under our new leadership, given the strength of our diversified asset base and high performance culture, we will continue to deliver maximum sustainable value to our shareholders.

Joint Presidents and Chief Executive Officers, Bongani Nqwababa and Stephen Cornell say:

"We are excited to be taking over as Sasol's Joint Presidents and Chief Executive Officers. We have been working together over the last six months to clearly define how we will lead Sasol, address the challenges the company is facing and pursue the exciting opportunities ahead.

Sasol's global operations continue to perform well, with our Secunda Operations reporting record production volumes. Our cost reduction and cash savings initiatives are exceeding their targets, which places us on a sound footing as we gear up our balance sheet to complete the world-scale, company-changing investment in Louisiana in the US.

Although the capital expenditure for our Lake Charles Chemicals Project has increased, we remain confident that the fundamental drivers for this investment are sound. The cost and schedule review process, which was completed in August 2016, has set a solid platform for the continued execution of this project. In Mozambique, we continue to advance our growth projects to further develop our footprint in that region. We look forward to building on Sasol's past successes, as we lead the company forward and continue to grow in both Southern Africa and North America.

In the medium-term, we will continue to focus on pursuing zero harm, building a resilient organisation for the future, nurturing our foundation businesses, delivering sustainable growth and clarifying our future investment opportunities."

Financial results overview*

Earnings attributable to shareholders for the year ended 30 June 2016 decreased by 55% to R13,2 billion from R29,7 billion in the prior year. Headline earnings per share (HEPS) decreased by 17% to R41,40 and earnings per share (EPS) decreased by 56% to R21,66 compared to the prior year.

Operating profit of R24,2 billion decreased by 48% compared to the prior year on the back of challenging and highly volatile global markets. Average Brent crude oil prices moved dramatically lower by 41% compared to the prior year (average dated Brent was US$43/bbl for the year ended 30 June 2016 compared with US$73/bbl in the prior year). Although commodity chemical prices were lower due to depressed oil prices, there was still strong demand and robust margins in certain key markets. The average basket of commodity chemical prices decreased by 22% compared to a 41% decrease in oil. However, the average margin for our speciality chemicals business remained resilient compared to the prior year. The effect of lower oil and commodity chemical prices was partly offset by a 27% weaker average rand/US dollar exchange rate (R14,52/US$ for the year ended 30 June 2016 compared with R11,45/US$ in the prior year). On average, the rand/bbl oil price of R630 was 25% lower compared to the prior year.

* All comparisons refer to the prior year ended 30 June 2015. Except for earnings attributable to shareholders
  and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.

The highlights of our operational performance can be summarised as follows:

- Secunda Synfuels Operations (SSO) increased production volumes by 1%, or 97 kilo tons (kt), compared to the prior year, to a record 7,8 million tons;

- Production volumes at our Eurasian Operations, increased by 4% compared to the prior year;

- Total liquid fuels production for the Energy business increased by 1% (0,6 million barrels) compared to the prior year due to higher total production volumes by SSO, continued stable operations at the Natref Operations and a greater portion of SSO's volumes being utilised by the Energy business as a result of planned commissioning activities associated with the C3 Expansion Project;

- The average utilisation rate of our ORYX GTL facility in Qatar was impacted by a planned extended statutory shutdown in the third quarter of the financial year. Subsequent to the shutdown, utilisation rates averaged above 100% of nameplate capacity, enabling us to achieve an overall utilisation rate of 81%, which is in line with previous market guidance provided;

- Secunda Chemical Operations' production volumes were 1% higher than in the prior year;

- Despite the largest planned statutory shutdown since its inception, Sasolburg Operations' production volumes remained in line with the prior year. The planned extended statutory shutdown resulted in a 21% decrease in ammonia production compared to the prior year. This was partly offset by the slightly slower than planned ramp-up of our FTWEP facility which contributed 8 kt per annum of additional hard wax production during the year. Normalised production volumes for the Sasolburg site increased by 2%;

- Sales volumes from our Base Chemicals business decreased by 8% as a result of a planned extended shutdown to enable the commissioning activities of the C3 Expansion Project, subdued demand for explosives and fertilizers and a planned stock build. Normalised sales volumes decreased by 2,6% on a comparable basis; and

- Sales volumes from our Performance Chemicals business, normalised for the planned shutdowns at our Sasolburg facilities and ethylene plant in North America, increased by 1,8% compared to the prior year.

We continued to drive our cost containment programme and held cash fixed costs flat in nominal terms compared to the prior year. Excluding the impact of inflation, exchange rates and a reduction in once-off costs, our cash fixed costs reduced by 8,1% in real terms compared to the prior year. The strong cost performance was achieved by an accelerated sustainable delivery of our Business Performance Enhancement

Programme (BPEP) and RP.

Given a lower for much longer oil price environment, we have revised our company-wide BPEP to achieve sustainable savings at an exit run rate of R5,4 billion by the end of the 2018 financial year. In 2016, we delivered actual sustainable cost savings of R4,5 billion, exceeding our exit run rate target of R4,3 billion. Cost trends are still forecasted to track South African producers' price index (SA PPI) from the 2017 financial year. Implementation costs amounted to R278 million for the year compared to R1,9 billion in the prior year.

Our comprehensive RP, focusing on cash conservation in reaction to the lower for much longer oil price environment, has continued to yield positive cash savings in line with our 2016 financial year targets, despite margin contraction and difficulties experienced in placing product. The RP realised R28 billion of cash savings for the year and exceeded the upper end of our original 2016 financial target of cash savings of R16 billion by R12 billion. The RP places the company in a strong position to operate profitably within a US$40-50/bbl oil price environment. During the year, we updated and extended the scope of the RP to at least the 2018 financial year to ensure continued balance sheet strength and earnings resilience at notably lower oil price scenarios. We also increased the target from R30 billion to R50 billion to between R65 billion and R75 billion. Most of the savings will be delivered from the current RP work streams. We expect our sustainable cash cost savings to increase to R2,5 billion by the 2019 financial year, up R1 billion from the previous market guidance provided of R1,5 billion.

Labour transitioning processes relating to the BPEP and RP were concluded during 2016 and we expect our full time equivalent sustainable headcount, excluding our growth projects, to remain at approximately 30 000, a 15% decrease from the 2013 base of approximately 35 400. In South Africa, we have concluded wage negotiations within the Petroleum and Industrial Chemical sectors. Negotiations with the Mining sector were successfully concluded with four of the five unions. Negotiations with the Association of Mineworkers and Construction Union (AMCU) are continuing.

Sasol's profitability was impacted by the following notable once-off and significant items:

- a net remeasurement items expense of R12,9 billion compared to a R0,8 billion expense in the prior year. These items relate mainly to partial impairments of our low density polyethylene cash generating unit in the United States (US) of R956 million (US$65 million) and our share in the Montney shale gas asset of R9,9 billion (CAD880 million) due to a further deterioration of conditions in the North American gas market resulting in a decline in forecasted natural gas prices. We expect the low gas price environment to continue in the short to medium-term;

- a cash-settled share-based payment charge to the income statement of R371 million compared to a credit of R1,4 billion in the prior year. The credit in the prior year was largely due to a 29% decrease in the share price in financial year 2015; and

- the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) project.

The increase in the effective corporate tax rate from 31,7% to 36,6% was mainly as a result of the R9,9 billion (CAD880 million) partial impairment of our Canadian shale gas assets which was partially offset by the recognition of a previously unrecognised deferred tax asset on the Production Sharing Agreement (PSA) in Mozambique of R945 million. The normalised effective tax rate, excluding equity accounted investments, remeasurement items and once-off items, is 28,2% compared to 33,0% in the prior year, which is in line with our previous market guidance.

The valuation of our assets and liabilities were significantly impacted by the weaker rand/US dollar exchange rate, resulting in higher translation effects. Actual capital expenditure, including accruals, of R70,4 billion, is below our market guidance of R74 billion largely due to our cash conservation initiatives and actively managing the capital portfolio. This includes R42,4 billion (US$2,9 billion) relating to the Lake Charles Chemicals Project (LCCP).

Loans raised during the year amounted to R37 billion, mainly for the funding of the LCCP. Our net cash position remained favourable and decreased marginally by 2%, from R53 billion in June 2015 to R52 billion as at 30 June 2016, driven largely by our cash conservation initiatives and the impact of the favourable rand/US dollar translation effect.

Cash generated by operating activities decreased by only 12% to R54,7 billion compared with R61,8 billion in the prior year, despite an average 25% decrease in Rand oil prices. Notwithstanding reduced cash flows, our balance sheet has the capacity to lever up, as we continue to execute our growth plans and return value to our shareholders. Although our gearing increased to 14,6% compared to an ungeared 2,8% in the prior year, it remains below our previous market guidance of 20% to 40%, mainly as a result of a stronger than anticipated rand/US dollar exchange rate and delayed capital expenditure on a number of projects, including the LCCP. To manage the impact of price volatility and the lower for longer oil price environment, the Sasol Limited board of directors (Board) temporarily lifted our internal gearing ceiling to 44% until the end of the 2018 financial year. The net debt: EBTIDA ratio is forecasted to be below 2,0 times. We actively manage our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile.

Our dividend policy is to pay dividends within a dividend cover range based on HEPS. Taking into account the current volatile macroeconomic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared a final gross dividend of R9,10 per share (21% lower compared to the prior year). The final dividend cover was 2,8 times at 30 June 2016 (30 June 2015: 2,7 times).

Solid operational performance supported by continued effective cost management

Operating Business Units

Mining – continued stable operations and unit cost below inflation

Operating profit increased by 9% to R4 739 million compared to the prior year, mainly as a result of meaningful contributions from the BPEP and RP levers. Normalised unit costs of production were contained to 5% below inflation for the second consecutive year. Our Syferfontein colliery produced a South African record of 11 million tons of production by an underground mine in a financial year. Export coal volumes decreased by 6% to 3,2 million tons and continued to benefit from the weaker rand/US dollar exchange rate.

Exploration and Production International – strong Mozambique operations delivery, however rest of business negatively impacted by low oil and gas prices

Exploration and Production International (E&PI) recorded an operating loss of R11 714 million compared to an operating loss of R3 170 million in the prior year. Excluding the partial impairment of our Canadian shale gas operations of R9 882 million (CAD880 million), our E&PI business recorded a loss of R1 832 million.

Our Mozambican operations recorded a profit of R1 128 million compared to a profit of R1 847 million in the prior year. The decrease is mainly due to translation losses of R673 million. Production volumes increased by 5% as a result of our efforts to debottleneck the production facility, coupled with the increase in gas transportation capacity to 169 billion standard cubic feet (bscf) and a full volume offtake by our joint electricity operations in Mozambique.

The lower oil price had a significant impact on our Gabon asset resulting in a loss of R994 million compared to a R1 124 million loss in the prior year, which included the partial impairment of the asset of R1 331 million. The new development wells which were brought on line during the financial year resulted in a 16% higher average of 18 824 barrels of oil production per day (on a gross basis) when compared to 16 284 barrels in the prior year.

Our Canadian shale gas asset in Montney generated an operating loss of R10 957 million, including a partial impairment of R9 882 million. Excluding the effect of the partial impairment, the loss decreased to R1 075 million compared to R1 153 million in the prior year, mainly due to a lower depreciation rate. Our Canadian gas production volumes were 5% lower compared to the prior year due to reduced development activities, driven by lower gas prices. In order to manage the shale gas asset through the low gas price environment, we concluded an agreement with our partner, Progress Energy, to settle the outstanding funding commitment of R4 160 million (CAD380 million) and reduce the pace of appraisal, development and drilling activities. An 18-month reduced work programme was approved in June 2016.

Despite the impact of lower gas prices and weaker oil prices affecting the profitability of the business, E&PI contributed R5,1 billion to Sasol's cash conservation initiatives during the year through reduced capital cash flow and exploration spend and cash fixed cost savings.

Strategic Business Units

Performance Chemicals – continued business resilience in a low oil price environment

Operating profit of R11 276 million decreased by 11% compared to the prior year mainly as a result of the R2 021 million FTWEP impairment reversal in the prior year. Normalising for this impact, operating profit increased by 5%. Our operating margin reflects the full annual depreciation charge being recognised on FTWEP, while the project is still ramping up to full production. The increase in operating profit is largely as a result of the weaker rand coupled with the resilience of the margins in our European surfactants and alcohols businesses, negated by lower ethylene prices which negatively impacted the margins of our assets in the US. Production volumes in our Eurasian Operations increased by 4%, while production volumes at our US Operations remained flat compared to the prior year.

Total sales volumes decreased marginally by 1% compared to the prior year, as a result of planned shutdowns at our ethylene plant in North America and our production facilities in Sasolburg, and reduced demand for oilfield chemicals. The decrease in wax and ammonia sales volumes were compensated by an increase of 4% in organic sales volumes. Normalised sales volumes were up by 1,8%. Normalised cash fixed costs decreased by 5,2%, in nominal terms, mainly as a result of BPEP and RP initiatives.

Base Chemicals – margin pressure partly relieved by improved cost performance

Operating profit decreased by 56% to R4 486 million compared to the prior year, and the operating margin decreased from 26% in the prior year to 13%. Excluding the partial impairment of our low density polyethylene cash generating unit in the US of R956 million (US$65 million) and R537 million impairment of our methyl isobutyl ketone business in Sasolburg, and other once-off items, operating profit decreased by 33% to R5 979 million compared to the prior year.

Sales volumes were down by 8% as a result of a planned extended shutdown to enable commissioning activities associated with the C3 Expansion Project, subdued demand for explosives and fertilizers and a planned stock build. Normalised sales volumes were down by 2,6%, of which 1% relates to the planned stock build. A 22% decrease in our basket of commodity chemical prices was partly negated by the weaker rand/US dollar exchange rate. In nominal terms, we reduced our cash fixed costs by 1,5% compared to the prior year, mainly as a result of benefits achieved from the BPEP and RP initiatives and a refinement of our cost transfer allocation methodology between SBUs.

Energy – record production volumes and solid cost performance, margins under some pressure

Operating profit of R14 069 million decreased by R8 457 million or 38% compared to the prior year despite a 41% reduction in crude oil prices. Operating margins held firm at 22%, mainly as a result of record production volumes, higher liquid fuels sales through higher yielding marketing channels, the weaker rand/US dollar exchange rate and contributions from the BPEP and RP initiatives. Normalised cash fixed costs remained flat in nominal terms.

The total production of refined product increased by 1% at both SSO and Natref Operations compared to the prior year. Sales volumes, however, remained flat on the back of challenging market and trading conditions experienced during the first half of the financial year, driven by lower demand for liquid fuels in Southern Africa, specifically in the agricultural, mining and manufacturing sectors. Gas sales volumes were 1% higher compared to the prior year, mainly due to higher methane-rich gas sales to commercial customers. Our share of the Central Térmica de Ressano Garcia (CTRG) joint operation in Mozambique delivered 653 gigawatt-hours of electricity.

As a result of the attractive returns generated by Sasol Oil (Pty) Ltd over many years, in February 2016 our black economic empowerment partner, Tshwarisano LFB (which holds 25% of the shares of Sasol Oil (Pty) Ltd), settled the last remaining portion of its debt relating to its equity shareholding. This represents the realisation of one of our key objectives over many years to deliver on transformation in the liquid fuels industry.

Energy's share of losses from equity accounted investments of R19 million, declined by R1 442 million compared to the prior year, mainly due to lower global oil prices. The ORYX GTL facility achieved an average utilisation rate of 81%, while maintaining a world class safety recordable case rate of 0,0. In Nigeria, the EGTL plant is still in its ramp-up phase and working towards stable operation to maximise diesel and naphtha production. A ramp-up in production volumes is expected following the planned shutdown that will occur during the first half of the 2017 financial year.

During February 2016, in light of the current economic environment, we decided to review our long-term strategic interest in the Uzbekistan Gas-to-Liquids (GTL) investment. As a result, in April 2016, we decided to withdraw from our equity participation in the project. This resulted in a net loss of R563 million.

Focusing on the LCCP in the US

Overall construction on the LCCP continues on all fronts, with most engineering activities nearing completion and procurement well advanced. At 30 June 2016, the capital expenditure was US$4,8 billion, and the overall project completion was around 50%.

A detailed review on the LCCP confirmed that the total capital cost for the project is expected to be US$11 billion, which includes site infrastructure and utility improvements. This is an increase of US$2,1 billion from the original estimate at the time of final investment decision (FID) in October 2014. This estimate includes a contingency, which measured against industry norms for this stage of project completion, is considered sufficient to effectively take the project to beneficial operation (BO) within the revised cost estimate. The schedule has not been impacted by the increase in cost estimate.

The US$2,1 billion capital cost increase is mostly attributable to the following factors, in an approximately equal proportion:

- a significant increase in site and civil costs, 50% more weather day delays and much lower field productivity;

- an increase in the home office and construction costs of the Engineering, Procurement, Construction and Management Contractor (EPCM); and

- an increase in labour costs and lump-sum contracts placed at higher rates than estimated.

Notwithstanding these challenges, various other savings opportunities have been identified and are being implemented to mitigate the increase in the overall capital cost estimate. With the project now over 50% complete, several changes have been, or are in the process of being, implemented which are intended to ensure that the project has a good probability of being completed within the updated cost and schedule guidance. These actions address the root causes of process weaknesses identified during the detailed review process and include improved productivity and construction readiness that will be achieved through focused risk management processes, improved phasing of engineering, cost-effective mobilisation of resources and synchronised workface planning, improved change management practices and key project leadership personnel changes.

Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the estimate as a result of these changes.

Even though the expected capital expenditure for LCCP has increased, we do not expect this to result in the company exceeding its self-imposed gearing targets. Our funding strategy has not changed as a result of the higher estimated capital expenditure and the project will continue to be funded from existing facilities and ongoing group cash flow. Despite the lower expected returns, we still consider the LCCP to be a sound investment that will return value to our shareholders for many years into the future. Further details are available in the Investor Fact Sheet on the Sasol website, www.sasol.com.

Advancing other projects to enable future growth

We are encouraged by the headway we are making in delivering on our project pipeline:

- Focusing on our asset base in Southern Africa:

  - Our strategic R14,0 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol's strategy to operate its Southern African facilities until 2050, is nearing completion. The Impumelelo colliery achieved BO during October 2015, within budget. The Shondoni colliery achieved BO, within budget, during April 2016.

  - We completed the Secunda growth programme below budget, with actual spend of R13,8 billion. The completed projects ensured the full realisation of the envisaged volume and electricity benefits.

  - The expansion of our FT Wax facility in Sasolburg is progressing well. BO for phase two is on track for the first half of the 2017 calendar year. The total project cost for both phases remains unchanged at

R13,6 billion.

- Construction of the R2,7 billion Loop Line 2 project on the Mozambique to Secunda Pipeline (MSP) has progressed well, following the Final Investment Decision taken during August 2015. Loop Line 2 will increase the MSP's annual gas transportation capacity from 169,4 bscf to 191,0 bscf. BO is expected to be reached during the first quarter of the 2017 calendar year. The project is on schedule and within budget.

- As part of Sasol's efforts to grow its interest in Mozambique, a Field Development Plan (FDP) was submitted to the Mozambican regulatory authorities in February 2015 for the first phase of development of the Production Sharing Agreement (PSA) licence area. The PSA FDP was approved by the Government of Mozambique on 26 January 2016. The first phase of the PSA licence area development consists of an integrated oil, liquefied petroleum gas (LPG) and gas project adjacent to the Petroleum Production Agreement area. We also received approval from the Government of Mozambique, in January 2016, to develop a fifth train at the Central Processing Facility to process additional gas from the PSA licence area. The total estimated project cost for tranche one of the first phase of the PSA licence area and the fifth train is estimated at US$1,4 billion. The project is in its early stages of execution with the drilling rig proceeding with the 13 well drilling programme.

- Growing our footprint in North America:

  - Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA continues to progress, and is on track for mechanical completion early in the 2017 calendar year. Upon completion, the plant will be the largest bi-modal high density polyethylene (HDPE) manufacturing facility in the US with a nameplate capacity of 470 kt annually. Our current approved capital is US$299 million (Sasol share), however, the operator (our joint venture partner) is experiencing more cost and schedule pressure in delivering the project. We continue to work with our joint venture partner to manage these pressures on the project and an update will be provided at the mid-year results announcement. The start-up is also coming at a more opportune time as market conditions remain favourable due to lower feedstock costs along with the premium margins associated with bi-modal resins.

Maintaining our focus on sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the year:

- Safety remains a top priority for Sasol. Regrettably, we did however experience the loss of two of our colleagues during the financial year. Our thoughts remain with these colleagues' families and friends. Our safety RCR for employees and service providers, excluding illnesses, improved to 0,29 at 30 June 2016 (0,32 as at 30 June 2015). We have increased our focus on safety and strive for zero harm.

- During the year, we invested R1,2 billion in skills development and socioeconomic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions. We invested R50 million in Secunda and R34 million in Sasolburg during the year, with a further R89 million planned for 2017. The total planned Ikusasa investment amounts to R800 million.

- As part of our commitment to communities and the Ikusasa programme, we distributed over 100 new bursaries and scholarships in South Africa, Mozambique and the US. We held the Sasol Techno X expo in South Africa hosting 22 000 learners from 300 schools; invested in artisan training benefitting 60 young people in Mozambique and South Africa; upgraded 3 clinics and constructed 2 new clinics in South Africa and Mozambique; upgraded 4 sewer reticulation systems in South Africa; and installed a new electrical substation in Secunda. In the US, we initiated monthly certification workshops to enable the local community to access business opportunities.

- While we support the transition to a lower carbon economy, we are concerned that the proposed carbon tax in South Africa will diminish the country's competitiveness. It also cannot address the structural issues that lie at the heart of the country's greenhouse gas intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax proposed in the draft carbon tax bill, especially post 2020. This is exacerbated by the fact that the carbon tax is not aligned with the carbon budget system which is currently in the trial phase of implementation. Sasol continues to engage with the South African Government on the carbon tax issue.

- To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets in terms of our atmospheric emission licences. Our R2,8 billion volatile organic compound abatement programme remains on track to achieve our targeted reductions of volatile organic compounds emissions by 2020.

- We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions globally reduced marginally to 69,3 million tons compared to 69,8 million tons in the prior year. Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) increased to 3,68 compared to 3,58 (restated) in the prior year. GHG targets in South Africa are being developed in conjunction with the South African government's process for setting carbon budgets.

- The 2016 utility Energy Intensity Index (EII) for our operations in South Africa improved by 0,7% from the previous year. In accordance with the new National Energy Efficiency Strategy for 2030, Sasol's 2015 fiscal year result will be the new baseline for measuring the next 15 years' energy efficiency performance. For the 2016 financial year, we excelled beyond our internal target of sustaining the final performance under the voluntary Energy Efficiency Accord which came to an end in 2015, demonstrating our commitment to continued energy efficiency.

- During the year, we paid R36,8 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.

- In 2016, in terms of the Department of Trade and Industry's revised Codes of Good Practice, our B-BBEE contributor status declined to level 8 from level 4. We view B-BBEE in South Africa as a business imperative and have embarked on a project to realise the goals envisaged by the revised codes by 2020.

Profit outlook* – solid production performance and cost reductions to continue

The current economic climate remains volatile and uncertain. While the outcome of the United Kingdom referendum, regarding its exit of the European Union, adds a further element of uncertainty and downside risk to the global economic outlook, we expect moderate global growth to be maintained, with advanced economies generally performing better than commodity- and oil-exporting nations. In the short-term, high oil inventory levels are expected to continue weighing on the market, but as more evidence emerges of lower non-OPEC production, the oil price cycle is likely to turn higher. The extent and timing of this upturn remains unpredictable. Although the rand showed some resilience in recent months, it is believed that the currency still faces a number of near-term depreciation risks as the possibility for a sovereign credit downgrade has not been eliminated, domestic growth prospects remain challenging, and emerging market sentiment is still fragile. As oil price and foreign exchange movements are outside our control, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, project execution, effective capital allocation and cash conservation.

We expect an overall strong operational performance for the 2017 financial year, with:

- Liquid fuels sales volumes for the Energy SBU in Southern Africa to be approximately 61 million barrels;

- Base Chemicals and Performance Chemicals sales volumes to be higher than the prior year;

- A higher average utilisation rate at ORYX GTL in Qatar of approximately 90%;

- Improved utilisation rate at EGTL in Nigeria due to a steady ramp-up;

- Normalised cash fixed costs to remain in line with SA PPI;

- The RP cash flow contribution to range between R15 billion and R20 billion;

- BPEP cash cost savings to achieve an annual run rate of R5,4 billion by financial year 2018;

- Capital expenditure, including capital accruals, of R75 billion for 2017 and R60 billion in 2018 as we progress with the execution of our growth plan and strategy. The LCCP capital spend market guidance has been provided in the Investor Fact Sheet available on our website at www.sasol.com. Capital estimates may change as a result of exchange rate volatility;

- Our balance sheet gearing up to a level of between 25% and 35%;

- Average Brent crude oil prices to remain between US$40 and US$50; and

- Ongoing rand/US dollar volatility due to various factors, including the pending outcome of the next review of the South African sovereign credit rating and increased capital inflows resulting from investors seeking higher yields globally, including South Africa.

* The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the company's auditors.

Disposal of a business

In April 2016, we decided to withdraw from our equity participation in the Uzbekistan Gas-to-Liquids (GTL) project, resulting in a loss of R563 million.

Subsequent events

In August 2016, Sasol completed its detailed review of the LCCP, and confirmed that a high degree of certainty exists over the capital cost estimated at US$11 billion. The LCCP is more than 50% complete, and after the implementation of improved change management practices and key project leadership personnel changes, management remains confident that the project is a sound strategic investment that will return value to our shareholders.

Competition law compliance

The South African Competition Commission is conducting continued proceedings against various petroleum products producers, including Sasol. The Competition Commission is conducting an investigation into Sasol's South African polymer business, and it is finalising a market inquiry in the South African LPG market. We continue to interact and co-operate with the South African Commission in respect of the subject matter of current leniency applications brought by Sasol, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate, further announcements will be made in future.

Appointment of Joint Presidents and Chief Executive Officers and change in directors

Mr David Constable resigned as President and Chief Executive Officer on 30 June 2016. Mr Bongani Nqwababa and Mr Stephen Cornell were appointed Joint Presidents and Chief Executive Officers of the company, and Mr

Paul Victor as Chief Financial Officer and Executive Director, with effect from 1 July 2016. On 4 December 2015, Prof Jürgen Schrempp retired as a Director and Mr Henk Dijkgraaf was appointed as Lead Independent Director. Mr Manuel Cuambe was appointed as a Non-Executive Director with effect from 1 June 2016. The company hereby announces that Ms Nolitha Fakude will resign as Executive Director and Executive Vice President: Strategy and Sustainability with effect from 31 December 2016.

Publication of 2016 Annual Financial Statements and supplementary information

The annual financial statements for the financial year ended 30 June 2016, prepared in accordance with International Financial Reporting Standards, have been posted, together with other additional information for analysts, on the Sasol website at www.sasol.com.

Declaration of cash dividend number 74

A final gross cash dividend of South African 910,00 cents per ordinary share has been declared for the financial year ended 30 June 2016. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15%. At the declaration date, there are 651 389 516 ordinary (including 8 809 886 treasury shares), 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 773,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 910,00 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 12 September 2016
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Tuesday, 27 September 2016
Trading ex dividend commences	Wednesday, 28 September 2016
Record date	Friday, 30 September 2016
Dividend payment date (electronic and certificated register)	Monday, 3 October 2016

The salient dates for holders of our American Depository Receipts are(1):

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 28 September 2016
Record date	Friday, 30 September 2016
Approximate date for currency conversion	Tuesday, 4 October 2016
Approximate dividend payment date	Thursday, 13 October 2016

(1) All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 3 October 2016, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 3 October 2016. Share certificates may not be dematerialised or re-materialised between 28 September 2016 and 30 September 2016, both days inclusive.

On behalf of the Board

Mandla Gantsho	Bongani Nqwababa	Stephen Cornell	Paul Victor
Chairman	Joint President and Chief Executive Officer	Joint President and Chief Executive Officer	Chief Financial Officer

Sasol Limited
9 September 2016

The summarised financial statements are presented on a consolidated basis.

Income statement
for the year ended 30 June

	2016	2015	2014
	Rm	Rm	Rm
Turnover	172 942	185 266	202 683
Materials, energy and consumables used	(71 320)	(80 169)	(89 224)
Selling and distribution costs	(6 914)	(6 041)	(5 762)
Maintenance expenditure	(8 453)	(7 628)	(8 290)
Employee-related expenditure	(23 911)	(22 096)	(28 569)
Exploration expenditure and feasibility costs	(282)	(554)	(604)
Depreciation and amortisation	(16 367)	(13 567)	(13 516)
Other expenses and income	(9 073)	(9 912)	(7 415)
Translation gains/(losses)	1 070	(1 115)	798
Other operating expenses and income	(10 143)	(8 797)	(8 213)
Remeasurement items	(12 892)	(807)	(7 629)
Equity accounted profits, net of tax	509	2 057	4 144
Operating profit	24 239	46 549	45 818
Finance income	1 819	1 274	1 220
Finance costs	(2 340)	(2 230)	(1 925)
Profit before tax	23 718	45 593	45 113
Taxation	(8 691)	(14 431)	(14 696)
Profit for the year	15 027	31 162	30 417
Attributable to			
Owners of Sasol Limited	13 225	29 716	29 580
Non-controlling interests in subsidiaries	1 802	1 446	837
	15 027	31 162	30 417

Earnings per share	Rand	Rand	Rand
Basic earnings per share	21,66	48,71	48,57
Diluted earnings per share	21,66	48,70	48,27

Statement of comprehensive income
for the year ended 30 June

	2016	2015	2014
	Rm	Rm	Rm
Profit for the year	15 027	31 162	30 417
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	13 253	3 604	4 460
Effect of translation of foreign operations	15 112	3 590	4 477
Effect of cash flow hedges	(2 855)	–	(66)
Fair value of investments available-for-sale	(7)	16	34
Tax on items that can be subsequently reclassified to the income statement	1 003	(2)	15
Items that cannot be subsequently reclassified to the income statement	(546)	(593)	(22)
Remeasurements on post-retirement benefit obligations	(877)	(847)	(80)
Tax on items that cannot be subsequently reclassified to the income statement	331	254	58
Total comprehensive income for the year	27 734	34 173	34 855
Attributable to			
Owners of Sasol Limited	25 890	32 727	34 002
Non-controlling interests in subsidiaries	1 844	1 446	853
	27 734	34 173	34 855

Statement of financial position
at 30 June

	2016 Rm	2015 Rm
Assets		
Property, plant and equipment	155 054	135 822
Assets under construction	104 011	61 977
Goodwill and other intangible assets	2 680	2 293
Equity accounted investments	13 118	11 870
Post-retirement benefit assets	614	590
Deferred tax assets	3 389	1 752
Other long-term assets	3 715	2 617
Non-current assets	282 581	216 921
Assets in disposal groups held for sale	1 064	89
Inventories	23 798	23 141
Trade and other receivables	30 913	29 973
Short-term financial assets	42	124
Cash and cash equivalents	52 316	53 351
Current assets	108 133	106 678
Total assets	390 714	323 599
Equity and liabilities		
Shareholders' equity	206 997	191 610
Non-controlling interests	5 421	4 873
Total equity	212 418	196 483
Long-term debt	78 015	39 269
Long-term provisions	18 810	13 431
Post-retirement benefit obligations	12 703	10 071
Long-term deferred income	631	425
Long-term financial liabilities	2 844	8
Deferred tax liabilities	23 691	22 570
Non-current liabilities	136 694	85 774
Liabilities in disposal groups held for sale	–	15
Short-term debt	2 000	3 331
Short-term financial liabilities	855	198
Other current liabilities	38 611	37 479
Bank overdraft	136	319
Current liabilities	41 602	41 342
Total equity and liabilities	390 714	323 599

Statement of changes in equity
for the year ended 30 June

	2016 Rm	2015 Rm	2014 Rm
Balance at beginning of year	196 483	174 769	152 893
Shares issued on implementation of share options	54	144	373
Share-based payment expense	123	501	267
Transactions with non-controlling shareholders in subsidiaries	–	–	1
Total comprehensive income for the year	27 734	34 173	34 855
Dividends paid to shareholders	(10 680)	(12 739)	(13 248)
Dividends paid to non-controlling shareholders in subsidiaries	(1 296)	(365)	(372)
Balance at end of year	212 418	196 483	174 769
Comprising			
Share capital	29 282	29 228	29 084
Share repurchase programme	(2 641)	(2 641)	(2 641)
Retained earnings	164 917	161 078	144 126
Share-based payment reserve	(13 582)	(12 403)	(12 904)
Foreign currency translation reserve	33 316	18 289	14 704
Remeasurements on post-retirement benefit obligations	(2 533)	(1 976)	(1 413)
Investment fair value reserve	26	42	28
Cash flow hedge accounting reserve	(1 788)	(7)	(7)
Shareholders' equity	206 997	191 610	170 977
Non-controlling interests in subsidiaries	5 421	4 873	3 792
Total equity	212 418	196 483	174 769

Statement of cash flows
for the year ended 30 June

		2016	2015	2014
		Rm	Rm	Rm
Cash receipts from customers		175 994	186 839	203 549
Cash paid to suppliers and employees		(121 321)	(125 056)	(138 100)
Cash generated by operating activities		54 673	61 783	65 449
Cash flow from operations		52 356	56 422	69 174
Decrease/(increase) in working capital		2 317	5 361	(3 725)
Dividends received from equity accounted investments		887	2 812	4 717
Finance income received		1 633	1 234	1 203
Finance costs paid		(3 249)	(2 097)	(499)
Tax paid		(9 329)	(10 057)	(13 647)
Dividends paid		(10 680)	(12 739)	(13 248)
Cash retained from operating activities		33 935	40 936	43 975
Total additions to non-current assets		(67 158)	(42 645)	(38 779)
Additions to non-current assets		(70 409)	(45 106)	(38 779)
Increase in capital project related payables		3 251	2 461	–
Settlement of funding commitment on Canadian assets		(3 339)	–	–
Acquisition of interests in equity accounted investments		–	–	(519)
Cash acquired on acquisition of equity accounted investments		–	–	527
Additional investments in equity accounted investments		(548)	(588)	(16)
Proceeds on disposals		569	1 210	1 538
Other net cash flow from investing activities		(558)	(62)	(564)
Cash used in investing activities		(71 034)	(42 085)	(37 813)
Share capital issued on implementation of share options		54	144	373
Contributions from non-controlling shareholders in subsidiaries		–	–	3
Dividends paid to non-controlling shareholders in subsidiaries		(1 296)	(365)	(372)
Proceeds from long-term debt		34 008	14 543	3 263
Repayments of long-term debt		(3 120)	(1 663)	(2 207)
Proceeds from short-term debt		2 901	2 686	2 346
Repayments of short-term debt		(3 369)	(2 280)	(2 497)
Cash generated by financing activities		29 178	13 065	909
Translation effects on cash and cash equivalents		7 069	3 095	455
(Decrease)/increase in cash and cash equivalents		(852)	15 011	7 526
Cash and cash equivalents at beginning of year		53 032	38 021	30 555
Reclassification to held for sale		–	–	(60)
Cash and cash equivalents at end of year		52 180	53 032	38 021

Salient features
for the year ended 30 June

		2016	2015	2014
Selected ratios				
Return on equity	%	6,6	16,4	18,5
Return on invested capital - including Assets under construction	%	7,3	17,3	18,1
Return on invested capital - excluding Assets under construction	%	12,1	27,5	29,2
Return on total assets	%	7,3	15,8	17,9
Operating profit margin	%	14,0	25,1	22,6
Finance costs cover	times	8,0	22,8	94,3
Net borrowings to shareholders' equity (gearing)	%	14,6	(2,8)	(6,3)
Dividend cover – Headline earnings per share	times	2,8	2,7	2,8
Share statistics				
Total shares in issue	million	679,8	679,5	678,9
Sasol ordinary shares in issue	million	651,4	651,1	650,6
Treasury shares (share repurchase programme)	million	8,8	8,8	8,8
Weighted average number of shares	million	610,7	610,1	609,0
Diluted weighted average number of shares	million	610,7	610,2	620,8
Share price (closing)	Rand	397,17	450,00	632,36
Market capitalisation – Sasol ordinary shares	Rm	258 717	292 995	411 413
Market capitalisation – Sasol BEE ordinary shares	Rm	892	994	1 330
Net asset value per share	Rand	340,51	315,36	281,68
Dividend per share	Rand	14,80	18,50	21,50
– interim	Rand	5,70	7,00	8,00
– final	Rand	9,10	11,50	13,50
Other financial information				
Total debt (including bank overdraft)	Rm	80 151	42 919	26 435
– interest bearing	Rm	79 175	42 187	25 830
– non-interest bearing	Rm	976	732	605

Finance expense capitalised	Rm	2 253	1 118	530
Capital commitments (subsidiaries and joint operations)	Rm	137 286	116 236	59 058
- authorised and contracted for	Rm	143 380	109 448	66 491
- authorised but not yet contracted for	Rm	95 590	66 266	44 951
- less expenditure to the end of year	Rm	(101 684)	(59 478)	(52 384)
Capital commitments (equity accounted investments)	Rm	608	648	764
- authorised and contracted for	Rm	175	716	1 152
- authorised but not yet contracted for	Rm	756	691	438
- less expenditure to the end of year	Rm	(323)	(759)	(826)
Significant items in operating profit				
- Restructuring costs related to our business performance enhancement programme(1)	Rm	235	1 682	1 131
Retrenchment packages provided for	Rm	-	165	269
Retrenchment packages settled during the year	Rm	45	1 002	60
Accelerated share-based payments	Rm	-	157	417
Consultancy costs	Rm	65	328	320
System implementation costs	Rm	125	30	65
- Share-based payment expenses	Rm	494	(881)	5 652
Sasol share incentive schemes	Rm	371	(1 382)	5 385
Sasol Inzalo share transaction	Rm	123	501	267
Directors' remuneration, excluding long-term incentives	Rm	71	91	94
Share appreciation rights with no performance targets granted to directors - cumulative	000	-	7	14
Share appreciation rights with performance targets granted to directors - cumulative	000	518	535	535
Long-term incentive rights granted to directors - cumulative	000	290	195	157
Sasol Inzalo share rights granted to directors - cumulative	000	25	25	25
Effective tax rate	%	36,6	31,7	32,6
Adjusted effective tax rate(2)	%	28,2	33,0	31,4
Number of employees(3)	number	30 100	30 919	33 400
Average crude oil price - dated Brent	US$/barrel	43,37	73,46	109,40
Average rand/US$ exchange rate	1US$ = Rand	14,52	11,45	10,39
Closing rand/US$ exchange rate	1US$ = Rand	14,71	12,17	10,64

(1) In addition to these costs, an additional R43 million (2015 - R224 million; 2014 - R148 million) of internal resources was allocated to the project, bringing the total spend for the year to R278 million (2015 - R1 906 million; 2014 - R1 279 million).
(2) Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.
(3) The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

	2016 Rm	2015 Rm	2014 Rm
Reconciliation of headline earnings			
Earnings attributable to owners of Sasol Limited	13 225	29 716	29 580
Effect of remeasurement items for subsidiaries and joint operations	12 892	807	7 629
Impairment of property, plant and equipment	8 424	294	3 289
Impairment of assets under construction	3 586	2 555	2 625
Impairment of equity accounted investment	-	-	275
Impairment of goodwill and other intangible assets	310	3	79
Impairment of other assets	-	1	3
Reversal of impairment	-	(2 036)	(1)
(Profit)/loss on disposal of non-current assets	(389)	(93)	45
Loss on disposal of investments in businesses	226	410	747
Fair value gain on acquisition of businesses	-	-	(110)
Scrapping of non-current assets	1 099	549	634
Write-off of unsuccessful exploration wells	(3)	-	43
Realisation of foreign currency translation reserve	(361)	(876)	-
Tax effects and non-controlling interests	(846)	(165)	(582)
Effect of remeasurement items for equity accounted investments	13	(1)	13
Headline earnings	25 284	30 357	36 640
Headline earnings adjustments per above			
Mining	31	31	7
Exploration and Production International	9 963	3 126	5 472

Energy		1 280	(104)	60
Base Chemicals		1 723	92	1 765
Performance Chemicals		55	(1 804)	254
Group Functions		(147)	(535)	84
Remeasurement items		12 905	806	7 642
Headline earnings per share	Rand	41,40	49,76	60,16
Diluted headline earnings per share	Rand	41,40	49,75	59,64

The reader is referred to the definitions contained in the 2016 Sasol Limited financial statements.

Basis of preparation

The summarised consolidated financial statements are prepared in accordance with the JSE Limited's (JSE) Listing Requirements for summary financial statements, and the requirements of the Companies Act applicable to summary financial statements. The JSE requires summary financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, Interim Financial Reporting.

The summarised consolidated financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. These summarised consolidated financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The summarised consolidated financial statements
are presented in South African rand, which is Sasol Limited's functional and presentation currency. The accounting policies applied in the preparation of these summarised consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2016. The summarised consolidated financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the summarised consolidated financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of summarised consolidated financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Brenda Baijnath CA(SA).

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Financial Instruments

Fair value

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at 30 June 2016. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, Fair Value Measurement, as shown below:

Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3 Inputs for the asset or liability that are unobservable.

Instrument	IFRS 13 fair value hierarchy	Carrying value Rm	Fair value Rm	Valuation method	Significant inputs
Financial liabilities					
Listed long-term debt	Level 1	14 638	14 760	Fair value	Quoted market price for the same or similar instruments
Derivative liabilities; including interest rate swap	Level 2	3 699	3 699	Net present value	Market interest rate

Independent audit by the auditors

These summarised consolidated financial statements, including the segment report for the year ended 30 June 2016, have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The individual auditor assigned to perform the audit is Mr PC Hough. The auditor also expressed an unmodified opinion on the annual financial statements from which these summarised consolidated financial statements were derived. A copy of the auditor's report on the summarised consolidated financial statements and of the

auditor's report on the annual consolidated financial statements are available for inspection at the company's registered office, together with the financial statements identified in the respective auditor's reports. The auditor's report does not necessarily report on all of the information contained in this announcement of financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying summarised consolidated financial statements from the company's registered office.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non-Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Mr HG Dijkgraaf (Dutch)^, Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson
(British and American)*, Mr S Westwell (British)*

Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American), Mr B Nqwababa
(Joint President and Chief Executive Officer),Ms VN Fakude, Mr P Victor (Chief Financial Officer)

* Independent   ^ Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	NYSE
Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	
American depository receipts (ADR)	program:	
Cusip number 803866300	ADR to ordinary share 1:1	

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, United States of America

Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our BPEP and RP. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 9 October 2015 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

www.sasol.com

09 September 2016
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 12, 2016

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary